SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RAND WORLDWIDE, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
05349Y104
(CUSIP Number)
Peter H. Kamin c/o 3K Limited Partnership 20 Custom House Street, Suite 610 Boston, MA 02110 (617) 531-5431

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05349Y104	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Rand Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05349Y104	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON 3K Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,196,219
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,196,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,196,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05349Y104	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Peter H. Kamin Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,635
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 832,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05349Y104	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Peter H. Kamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,840,361*
	8	SHARED VOTING POWER 11,028,854
	9	SOLE DISPOSITIVE POWER 5,840,361*
	10	SHARED DISPOSITIVE POWER 11,028,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 16,869,215
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9%
14	TYPE OF REPORTING PERSON IN

_________________

* Includes currently exercisable options to purchase shares of the Company’s Common Stock.

CUSIP No. 05349Y104	13D	Page 6 of 9 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on March 26, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Rand Worldwide, Inc., a Delaware corporation (the “Company”). Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Rand Acquisition, LLC, a Delaware limited liability company (“Acquisition LLC”), with respect to the Common Stock directly owned by it, (ii) 3K Limited Partnership, a Delaware limited partnership (“3K”), with respect to the Common Stock directly owned by it, (iii) Peter H. Kamin Children’s Trust, a Massachusetts trust (the “Kamin Trust”), with respect to the Common Stock directly owned by it, and (iv) Peter H. Kamin, with respect to the Common Stock and the options to purchase Common Stock directly held by him and as Manager of Acquisition LLC, the Managing Partner of 3K and the sole trustee of the Kamin Trust. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly.

The principal business of Acquisition LLC and 3K is to make and hold investments. The Kamin Trust is a trust established for the benefit of Mr. Kamin’s family members. Mr. Kamin’s principal occupation is serving as the Managing Partner of 3K. The business address of each of the Reporting Persons is c/o 3K Limited Partnership, 20 Custom House Street, Suite 610, Boston, Massachusetts 02110.

None of the Reporting Persons or any of their controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of 9,000,000 shares of Common Stock by Acquisition LLC reported under Item 4 below for an aggregate purchase price of $10,800,000.00 was available cash of Acquisition LLC. As a director of the Company, Mr. Kamin has been granted the stock options reported in this Statement as part of the Company’s director compensation program.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

On September 26, 2014, Acquisition LLC entered into a purchase agreement (the “Purchase Agreement”) with RWWI Holdings LLC, pursuant to which Acquisition LLC acquired 9,000,000 shares of Common Stock at a purchase price of $1.20 per share. On September 29, 2014, the Company announced a tender offer for shares of its Common Stock. If RWWI Holdings LLC tenders its remaining shares of Common Stock into the Company’s tender offer and the tender offer is consummated, the Reporting Persons will together hold more than 50% of the Common Stock.

CUSIP No. 05349Y104	13D	Page 7 of 9 Pages

Pursuant to the Purchase Agreement, upon the occurrence of the put trigger, as defined below, and for a period of 30 days thereafter, Acquisition LLC has the right to require RWWI Holdings LLC to repurchase for $1.20 per share the 9,000,000 shares acquired by Acquisition LLC on September 26, 2014. The “put trigger” will occur if (i) the Company fails for any reason to commence a tender offer under the Securities Exchange Act of 1934, as amended, for at least 27 million of its outstanding shares of Common Stock at a price of $1.20 per share (the “tender price”) within ten business days after September 26, 2014, (ii) having commenced the tender offer, the Company for any reason withdraws or terminates the tender offer without having purchased the shares of Common Stock tendered pursuant thereto at the tender price on the terms outlined in the tender offer, or (iii) the Company for any reason has not completed the tender offer on the terms outlined therein by November 15, 2014 such that Acquisition LLC owns a majority of the Common Stock of the Company then outstanding.

On March 23, 2012, Mr. Kamin was appointed to the Board of Directors of the Company. Except as set forth in this Statement, or such as would occur in Mr. Kamin’s capacity as a director of the Company, none of the Reporting Persons currently has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. If the Reporting Persons acquire more than a majority of the Common Stock of the Company, the Reporting Persons may take actions to recompose the board of directors of the Company. Without limitation, the Reporting Persons may seek to add David M. Schneider, a consultant to 3K, and Philip Livingston, the Interim Chief Executive Officer and a director of Ambassadors Group, Inc., to the Company’s Board of Directors.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 16,869,215 shares of Common Stock (including currently exercisable options to purchase 36,000 shares of Common Stock held by Mr. Kamin), which represents approximately 30.9% of the Company’s outstanding shares of Common Stock.

Each of Acquisition LLC, 3K and the Kamin Trust directly holds the number of shares of Common Stock disclosed as beneficially owned by that Reporting Person in the applicable table set forth on the cover page to this Statement. Mr. Kamin directly holds 5,840,361 shares of Common Stock, including currently exercisable options to purchase 36,000 shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 54,491,296 shares of Common Stock reported by the Company as outstanding as of September 22, 2014 in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on September 29, 2014.

By virtue of his relationships with Acquisition LLC, 3K and the Kamin Trust, Mr. Kamin may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by Acquisition LLC, 3K and the Kamin Trust.

CUSIP No. 05349Y104	13D	Page 8 of 9 Pages

(b)       Acquisition LLC beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by Acquisition LLC in the applicable table set forth on the cover page to this Statement. The Kamin Trust beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Kamin Trust in the applicable table set forth on the cover page to this Statement. 3K beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by 3K in the applicable table set forth on the cover page to this Statement. Mr. Kamin has the sole power to direct the voting and disposition of the shares of Common Stock reported herein as owned directly by him. In addition, Mr. Kamin, as the controlling person of Acquisition LLC, the Managing Partner of 3K and the sole trustee of the Kamin Trust, has the shared power to direct the voting and disposition of the shares of Common Stock held by Acquisition LLC, 3K and the Kamin Trust.

(c)       On September 26, 2014, Acquisition LLC entered into the Purchase Agreement with RWWI Holdings LLC, pursuant to which Acquisition LLC acquired in a private transaction 9,000,000 shares of Common Stock at a purchase price of $1.20 per share, subject to the put option described under Item 4 above.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 of this Statement is hereby incorporated by reference into this Item 6. A copy of the Purchase Agreement is attached as Exhibit 99.1 to this Statement. As a director of the Company, Mr. Kamin has been granted options to purchase shares of Common Stock and currently holds exercisable options to purchase 36,000 shares of Common Stock.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to be Filed as Exhibits.

99.1	Purchase Agreement, dated September 26, 2014, by and between Rand Acquisition, LLC and RWWI Holdings LLC.

CUSIP No. 05349Y104	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: September 29, 2014

RAND ACQUISITION, LLC

/s/ Peter H. Kamin

Peter H. Kamin

Manager

3K LIMITED PARTNERSHIP

/s/ Peter H. Kamin

Peter H. Kamin

Managing Partner

PETER H. KAMIN CHILDREN’S TRUST

/s/ Peter H. Kamin

Peter H. Kamin

Sole Trustee

/s/ Peter H. Kamin

Peter H. Kamin